Exhibit 21.1

LIST OF SUBSIDIARIES OF CONVERGEONE HOLDINGS, INC.

Subsidiary	Jurisdiction
C1 Intermediate Corp.	Delaware
C1 Holdings Corp.	Delaware
ConvergeOne, Inc.	Minnesota
Annese & Associates, Inc.	New York
ConvergeOne Unified Technology Solutions, Inc.	Delaware
ConvergeOne Technology Utilities, Inc.	Delaware
SPS Holdco, LLC	Delaware
Strategic Products and Services, LLC	Delaware
Providea Conferencing, LLC	Delaware
SPS – Providea Limited	England and Wales
Alexander Open Systems, Inc.	Kansas